Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2006

George Culmer
Chief Financial Officer
Royal & Sun Alliance Insurance Group plc
9th Floor, One Plantation Place
30 Fenchurch Street
London, EC3M 3BD
England

> **Re: Royal & Sun Alliance Insurance Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 6, 2006**
> **File No. 001-15146**

Dear Mr. Culmer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 18. Financial Statements

General

1. The Securities and Exchange Commission Release No. 33-8567 "First-Time Application of International Financial Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as

adopted by the European Union. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as published by the IASB. Please tell us explicitly whether your financial statements comply with IFRS as published by the IASB, if you have any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB, and why you believe your current disclosure qualifies you for this accommodation.

Consolidated Profit and Loss Account, page F-3

2. Please explain to us why you did not classify the disposal of your subsidiaries including the sale of your Japanese business on February 28, 2005 and the sale of your specialty US Nonstandard Auto business, Viking Insurance Company of Wisconsin, on November 2, 2005 as discontinued operations. Please explain to us why these subsidiaries are not considered to be a component of an entity as defined by paragraphs 31 and 32 of IFRS 5.

20. Insurance Contracts Liabilities, page F-46

3. Please direct us to the disclosure required to comply with paragraphs 37(c), 37(d) and 39(c)(i) of IRFS 4.   These disclosures relate to determining the assumptions that have the greatest effect on the amounts recognized in the financial statements, the effect of changes in assumptions used to measure insurance assets and liabilities, and the sensitivity of profit or loss and equity to changes in variables.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant